Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2015 Long-Term Incentive Plan, 2021 Equity Incentive Plan and 2021 Employee Stock Purchase Plan of ACV Auctions Inc. of our report dated February 26, 2021 (except for the effects of the reverse stock split as discussed in Note 18 to the consolidated financial statements, as to which the date is March 15, 2021) with respect to the consolidated financial statements of ACV Auctions Inc. as of December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020 included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-253617) and related Prospectus filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 16, 2021